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                             August 23, 2023

       Hans Thomas
       Chief Executive Officer
       10X Capital Venture Acquisition Corp. II
       1 World Trade Center, 85th Floor
       New York, NY 10007

                                                        Re: 10X Capital Venture
Acquisition Corp. II
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed August 11,
2023
                                                            File No. 333-269342

       Dear Hans Thomas:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed August 11,
2023

       Background to the Business Combination, page 109

   1. We note your revised disclosure in response to our prior comment 11. Please revise to disclose the size and
material attributes of each of the five potential targets considered when you narrowed the
potential target companies from 20 potential companies to 5, and also clarify the
meaning of "PropTech" on page 110. Please expand your disclosure relating to the five
target companies you considered following the termination of the
                                                        PrimeBlock Merger
Agreement to address the disclosure issues included in our prior comment 11.
   2. We note your revised disclosure in response to our prior comment 12, including your statement that the
financial model was delivered "[o]n or about September 15, 2023."
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany
August 23, Name10X
           2023     Capital Venture Acquisition Corp. II
August
Page 2 23, 2023 Page 2
FirstName LastName
         Please revise your disclosure to confirm the date was on or about September 15, 2022 or otherwise advise.
Certain AFRAG Projected Financial Information, page 126

3. We acknowledge your revised disclosure in response to our prior comment 15, which we reissue. Please revise to clarify whether 10X II still believes that the projections, and the fairness opinion that partially relies on those projections, are reasonable.
4. We note your response to our prior comment 17, which we reissue in part. We refer to
         your disclosure that the favorable results of AFRAG   s initial 305
hectares pilot program
         supported AFRAG management   s assumption of alfalfa yields of 2.5 ton
per hectare per
         cut through 2023 increasing to 3 tons per hectare from 2024 through 2027. Please expand
         your disclosure relating to AFRAG   s pilot program and discuss the
evidence that support
         AFRAG management   s projections regarding alfalfa yields through
2027.
5. We note your response to prior comment 19 and revised disclosure and reissue. Please revise your disclosure to discuss the aggregate amount of capital AFRAG assumed was needed for each year projected or otherwise advise. In addition, we note your disclosure that your projected revenue for the year ended December 31, 2023 was less than projected, "as a result of AFRAG not raising anticipated interim financing." Please clarify whether AFRAG have received any interim financing to date and quantify the additional transactions or capital AFRAG needs to "roll forward" its projections. Unaudited Pro Forma Condensed Combined Financial Information
The Forward Purchase Agreement, page 170

6.       We note your revised disclosures in response to prior comments 22 and
24. We have the
         following additional comments:
             You indicate that the Forward Purchase Agreement is intended to reduce redemption-
              related risks. Please explain the nature of those risks. In this regard, your disclosures imply that the Forward Purchase Agreement may provide you with liquidity.
              However, even though Scenario 2a and Scenario 3a reference shares purchased under the Forward Purchase Agreement, the cash adjustments in 2(H) are the same with and without shares purchased under the Forward Purchase Agreement. Please clarify.
              Specifically, if true, expand your disclosures to indicate that since Vellar will purchase the Company's shares in the open market, the Company will not receive any cash for Vellar's purchases under the Forward Purchase Agreement;
             You disclose at the top of page 171 that, assuming Vellar purchases the maximum shares, and does not sell such shares prior to the Maturity, the Maturity Consideration would be $2.1 million and $4.2 million under the 50% and 100% redemption scenario. Please reconcile this disclosure to your disclosure at the bottom of page
              171 that, if Vellar purchases any shares pursuant to the Forward Purchase Agreement, immediately following the closing of the Business Combination, the Company will need to pay Vellar the Prepayment Amount and the Share Consideration. Please
 Hans Thomas
10X Capital Venture Acquisition Corp. II
August 23, 2023
Page 3
              quantify these obligations and explain how they are reflected in your pro forma financial statements. In this regard, your current pro forma financial statements appear to only reflect the fee due at maturity and the resulting impact of the number of shares outstanding; and
                In order to provide additional clarity, please separately present the shareholder redemptions from the funding and liability incurred from the Forward Purchase
              Agreement.
7. We reissue prior comment 25. It is unclear where you have clarified if Vellar must wait until the end of the three years following the consummation of the Business Combination to sell their shares back to the Company.
Note 2(E), page 181

8.       We note your expanded disclosure provided in response to prior comment
23. In light of
         the fact that you may pay the vendors with funds under the SEPA or from additional capital raises, please expand your disclosures to provide a sensitivity analysis of the number of shares that may be issued. Specifically, disclose the number of shares that may be issued using the current market price and also the incremental number of shares that would be issued for each $1.00 decrease in the market price.
Note 2(cc), page 182

9. We note your revisions made in response to prior comment 26. Adjustment (cc) under the
         Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations
         for the Year Ended December 31, 2022 indicates that the adjustment reflects the post
         December 31, 2022 transactions costs. Given that you have presented pro forma information through March 31, 2023, adjustment (cc) should only reflect the post March
         31, 2023 transaction costs as the costs incurred during January 1, 2023 through March 31,
         2023 should already be reflected in the historical financial statements. Please advise or revise your disclosures accordingly.
Information about AFRAG, page 210

10. We note your revised disclosure in response to our prior comment 29, which we reissue in
         part. Please revise your disclosure on page 210 to quantify AFRAG   s
history of net losses.
         We refer to your revised disclosure on page 34.
Relative Logistics, page 222

11. We note your response to our prior comment 30, which we reissue in part. You disclose
FirstName LastNameHans Thomas
       that AFRAG   s existing power sources will be sufficient to support its business for the next
Comapany    Name10X
       18 months.     Capital
                   Please      Venture
                          revise        Acquisition
                                 to disclose         Corp.
                                             the extent    II
                                                        to which the completion
of the solar power
Augustplant  was assumed
        23, 2023 Page 3 in AFRAG   s projections beyond this 18-month period.
FirstName LastName
 Hans Thomas
FirstName
10X CapitalLastNameHans  Thomas
            Venture Acquisition Corp. II
Comapany
August 23, Name10X
           2023     Capital Venture Acquisition Corp. II
August
Page 4 23, 2023 Page 4
FirstName LastName
       You may contact Jeanne Baker at 202-551-3691 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Jason Drory at 202-551-8342 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:      David Stewart, Esq.